FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2011

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	☐	No	☒

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange dated November 2, 2011

TRANSLATION

City of Buenos Aires, November 2, 2011

To the
Buenos Aires Stock Exchange

     The purpose of this letter is to comply with the requirements of the Regulations of the Buenos Aires Stock Exchange, Article 23, section 3.

     The Board of Directors meeting held on November 2, 2011, decided to pay a dividend in cash of 7.15 Argentine pesos per share with no class distinction. Such dividend shall be made available to all shareholders on November 14, 2011, or on any subsequent date due to the application of the rules governing the jurisdiction where Company shares are listed. The exchange rate to be used for payment of ADRs and for shareholders domiciled abroad shall be that of the United States dollar in the free exchange market – selling rate – forty-eight hours before the date the dividends shall be made available in the Republic of Argentina.

      Sincerely yours,

GUILLERMO REDA Market relations officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 2, 2011	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer